UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-122635

ACE Aviation Holdings Inc.
(Exact name of registrant as specified in its charter)

5100 de Maisonneuve Boulevard West
Montreal, Quebec, Canada
H4A 3T2
(514) 205-7856
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

The ACE Aviation Holdings Inc. Employee Share Purchase
Plan ("Plan") interests for which a Form 11-K was previously filed
(Title of each class of securities covered by this Form)

Class A Variable Voting Shares
Class B Voting Shares
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None*

*In 2007, the Plan was terminated and ceased to exist.  As a result, interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Therefore, this Form 15 has been filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ACE Aviation Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2008	By:	/s/ Robert A. Milton
Robert A. Milton
President and Chief Executive Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.